UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: December 14, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Placed PSCS are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Placed PSCS mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Placed PSCS will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

COMPLETION OF THE ISSUE OF US$65 MILLION

PERPETUAL SUBORDINATED CONVERTIBLE SECURITIES

Sole Global Coordinator J.P. Morgan
J.P. Morgan	Joint Bookrunners and Managers Deutsche Bank	Barclays

Reference is made to the announcement of the Company dated 29 November 2017 relating to, among others, the proposed issue of the Placed PSCS (the ‘‘Announcement’’). Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Company is pleased to announce that all conditions set out in the Placed PSCS Subscription Agreement have been fulfilled and completion of the issue of the Placed PSCS in the principal amount of US$65 million took place on 14 December 2017. The Company has obtained conditional approval from the Stock Exchange for the listing of, and permission to deal in, the 39,688,654 Placed Conversion Shares and has also received approval from the Singapore Exchange for the listing and quotation of the Placed PSCS. The Placed PSCS are expected to be listed on the Singapore Exchange on 15 December 2017. The net proceeds (after deduction of fees, commissions and expenses) are approximately US$64.2 million.

The Placed PSCS have been offered and sold to the following placees:

	Name of Placee	Subscription Amount
1.	GIC Private Limited	US$60 million
2.	Rays Capital Partners Limited	US$5 million

To the best of the Company’s  knowledge, GIC Private  Limited is a  limited liability company incorporated in Singapore and is principally engaged in the investment of developed market equities, emerging market equities, nominal bonus and cash, inflation- link bonds, and private equity at real estate.

To the best of the Company’s knowledge, Rays Capital Partners Limited is a limited liability company incorporated in Hong Kong and is principally engaged in investment management in Far East Asia (Ex-Japan) for private clients and institutional investors.

To the best of the Company’s knowledge, information and belief, having made all reasonable enquiries, each of the placees (and their respective ultimate beneficial owners) is independent third parties not connected with the Company or any of its subsidiaries or any of their respective directors, chief executives or substantial shareholders or any of their respective associates.

Assuming full conversion of the Placed PSCS at the initial Conversion Price of HK$12.78, the Placed PSCS will be convertible into 39,688,654 Placed Conversion Shares, representing (i) approximately 0.81% of the issued share capital of the Company on 14 December 2017, and (ii) approximately 0.80% of the issued share capital of the Company as enlarged by the issue of the Placed Conversion Shares (assuming that there is no change in the issued share capital of the Company as at 14 December 2017, save for the issue of the Placed Conversion Shares).

Reference is also made to the Announcement relating to, among other things, the potential exercise of pre-emptive right and the potential further subscription of perpetual subordinated convertible securities by certain shareholders of the Company. Further announcement(s) will be made by the Company upon the entering into of any agreement as a result of such potential exercise of pre-emptive right and further subscription.

EFFECT OF CONVERSION OF THE PLACED PSCS ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure immediately after the issue of the Placed PSCS and assuming no conversion of the Placed PSCS into Placed Conversion Shares; and (iii) the shareholding structure immediately after the issue of the Placed PSCS and full conversion of the Placed PSCS.

Immediately before completion Immediately after completion  of the issue of the Placed PSCS Assuming full conversion of the of the issue of the Placed PSCS % of issued share capital of the Assuming no conversion of the Placed PSCS   (Note 1) % of issued share capital of the Placed PSCS at  the initial Conversion Price (Note 2) % of issued share capital of the Shareholder No. of Shares Company No. of Shares Company No. of Shares Company Datang (Note 3) 797,996,122 16.24% 797,996,122 16.24% 797,996,122 16.11% China IC Fund (Note 4) 740,000,000 15.06% 740,000,000 15.06% 740,000,000 14.94% Country Hill (Note 5) 90,559,889 1.85% 90,559,889 1.85% 90,559,889 1.83% Holders of Placed PSCS — — — — 39,688,654 0.80% Other Shareholders 3,284,306,141 66.85% 3,284,306,141 66.85% 3,284,306,141 66.32% Total 4,912,862,152 100.00% 4,912,862,152 100.00% 4,952,550,806 100.00%

Notes:

1.

Assuming that other than the Placed PSCS, no further Share is issued or repurchased by the Company, no issue of the Subscription Securities, no Share option is exercised, no Restricted Share Unit is granted and no conversion into Shares of any securities. As at 30 September 2017, the Company had 98,570,820 outstanding share options.

2.

Assuming that other than the Placed PSCS, no further Share is issued or repurchased by the Company, no issue of the Subscription Securities, no Share option is exercised, no Restricted Share Unit is granted and no conversion into Shares of any securities other than the Placed PSCS. As at 30 September 2017, the Company had 98,570,820 outstanding share options.

3.	Based on the latest information provided to the Company, all such Shares are held by Datang HK, a wholly-owned subsidiary of Datang.

4.	Based on the latest information provided to the Company, all such Shares are held by Xinxin HK, a wholly-owned subsidiary of China IC Fund.

5.

Based on the latest information provided to the Company, all such Shares are held by Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 14 December 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

*   For identification purposes